UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb 2016

Commission File Number: 000-52145

BIT-X FINANCIAL CORP

(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE PROVIDES SHAREHOLDER UPDATE

“Listing on Canadian Securities Exchange CSE”

Vancouver, British Columbia – February 2, 2016 – BITX FINANCIAL CORP (OTCQB: BITXF) and its 100% owned and operated digital currency exchange DIGATRADE™ (https://digatrade.com) today provides a shareholder update that the Company now has 1388 verified users currently registered on the platform. This is a good start; stated CEO, Brad Moynes; “the platform base is growing, users are signing up, transactions are increasing and generally the company’s launch has been a success”. The Company believes a significant increase in revenue potential is an opportunity and will now seek growth capital to expand the global business model, fund its system-float accounts to increase liquidity, fund brand awareness and provide working capital.

To fund the anticipated growth over the next 12 months and meet financial obligations, Digatrade is pleased to report the listing application of its Class “A” common shares on the Canadian Securities Exchange “CSE” in Canada and a subsequent listing of shares on the Frankfurt Exchange in Germany is underway. The listing application will be under full prospectus disclosure and will be delivered to existing stock holders as well as prospective interested new parties, broker-dealers and investment dealers. Full disclose of the offering will be available on Sedar www.sedar.com and Edgar www.sec.gov and a Company press release will be disseminated accordingly.

Additional developments underway include the implementation of the Digatrade debit card, additional payment processing options including USD direct deposits via automated clearing house (ACH) which is an electronic network for financial transactions that process large volumes of credit and debit transactions. ACH credit transfers include direct deposit, payroll and vendor payments and will complement Digtrade’s existing instant card-based deposits with Visa & Mastercard in the US and Europe along with e-Check and Interac in Canada.

More information regarding this exciting new venture will be made available as it materializes.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: February 2, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO